UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

Reinsurance Group of America, Incorporated
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
759351109
(CUSIP Number)
Gwenn L. Carr
MetLife, Inc.
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
(212)  578-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d.7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759351109	Page	2	of	11

1	NAMES OF REPORTING PERSONS MetLife, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,243,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* This percentage is based upon 62,281,408 Shares issued and outstanding as of April 30, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

CUSIP No.	759351109	Page	3	of	11

1	NAMES OF REPORTING PERSONS Metropolitan Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,243,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
* This percentage is based upon 62,281,408 Shares issued and outstanding as of April 30, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

CUSIP No.	759351109	Page	4	of	11

1	NAMES OF REPORTING PERSONS GenAmerica Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,243,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
* This percentage is based upon 62,281,408 Shares issued and outstanding as of April 30, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

CUSIP No.	759351109	Page	5	of	11

1	NAMES OF REPORTING PERSONS General American Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,243,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
* This percentage is based upon 62,281,408 Shares issued and outstanding as of April 30, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

     This Statement amends the Schedule 13D Statement, as amended, of (i) MetLife, Inc. (“MLINC”), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC (“MetLife”), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife (“GenAm Financial”) and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial (“GenAm Life” and collectively with MLINC, MetLife and GenAm Financial, the “Filing Parties”), in respect of shares of common stock, par value $0.01 per share (“Shares”), of Reinsurance Group of America, Incorporated, a Missouri corporation (“RGA”), as follows:
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended by replacing the penultimate paragraph thereof with the following:
Execution of Recapitalization and Distribution Agreement
     On June 1, 2008, MLINC and RGA entered into a Recapitalization and Distribution Agreement (the “Agreement”) setting forth the terms on which the Filing Parties will divest substantially all of their Shares to MLINC’s security holders. The transaction consists of:
•	a recapitalization of all outstanding Shares into two classes of common stock—RGA class A common stock and RGA class B common stock (the “Recapitalization”); and
•	a split-off transaction pursuant to which MLINC offers to acquire MLINC common stock in exchange for RGA class B common stock (the “Split-Off”).
     To the extent that MLINC or any of its subsidiaries holds any RGA class B common stock following the Split-Off, MLINC will dispose of such RGA class B common stock in:
•	one or more public or private debt exchanges, pursuant to which MLINC will acquire MLINC debt securities in exchange for RGA class B common stock (each, a “Debt Exchange”); and/or
•	one or more subsequent split-offs pursuant to which MLINC will acquire MLINC common stock in exchange for RGA class B common stock (each, a “Subsequent Split-Off”).
     The complete divestiture of the RGA class B common stock held by the Filing Parties after the Recapitalization, whether accomplished by the Split-Off, any Debt Exchanges and/or any Subsequent Split-Offs is referred to as the “Divestiture.” Following completion of the Divestiture, the Filing Parties will not hold any shares of RGA class B common stock and will hold only 3,000,000 shares of RGA class A common stock. MLINC has agreed that, subject to the terms and conditions set forth in the Agreement, the Divestiture will be completed on or before the first anniversary of the completion of the Split-Off.

Recapitalization
     In order for the Divestiture to be tax-free to MLINC and its stockholders, current U.S. federal income tax law generally requires, among other things, that MLINC distribute to its stockholders capital stock of RGA having the right to elect at least 80% of the members of the RGA board of directors. Accordingly, in the Recapitalization, RGA will make certain changes to its equity capital structure so that MLINC’s capital stock of RGA will have the right to elect at least 80% of the members of the RGA board of directors. Specifically, in the Recapitalization, (1) all outstanding Shares will be reclassified into RGA class A common stock and (2) immediately after such reclassification, the Filing Parties will exchange all of their shares of RGA class A common stock (other than 3,000,000 shares that they acquired in the fourth quarter of 2003 (the “Recently Acquired Shares”)) for an equivalent number of shares of RGA class B common stock. The RGA class A common stock and the RGA class B common stock will generally be identical in all respects with the main exceptions that the holders of RGA class A common stock, voting together as a single class, will be entitled to elect up to 20% of the members of the RGA board of directors and the holders of RGA class B common stock, voting together as a single class, will be entitled to elect at least 80% of the members of the RGA board of directors.
The Split-Off
     Immediately after the Recapitalization, MLINC will divest all or substantially all of its RGA class B common stock through the Split-Off. The Split-Off will be effected through an exchange offer, in which MLINC will offer to acquire outstanding shares of MLINC common stock in exchange for RGA class B common stock that MLINC will hold after the Recapitalization. Subject to certain limitations set forth in the Agreement, MLINC will determine the exchange ratio and minimum tender condition for the exchange offer prior to launching the exchange offer. The minimum tender condition established by MetLife is required to be a number of shares of MetLife common stock that, when tendered, would result in at least 90% of the RGA class B common stock held by MetLife being distributed in the exchange offer for the Split-Off.
     MLINC will not commence the exchange offer for the Split-Off until certain conditions set forth in the Agreement are satisfied or waived, including: (1) no adverse change, revocation or amendment to the IRS ruling or any supplemental IRS ruling with respect to the transactions, (2) the effectiveness of the registration statement on Form S-4 for the Recapitalization and Split-Off, (3) the accuracy of representations and compliance with covenants, and (4) if the exchange offer for the Split-Off would not expire on or prior to November 11, 2008, receipt of a supplemental IRS ruling substantially to the effect that MLINC may exchange the Recently Acquired Shares in the Split-Off, Debt Exchange or Subsequent Split-Off or retain the Recently Acquired Shares and not include them in the Split-Off, Debt Exchange or Subsequent Split-Off. Upon satisfaction or waiver of the foregoing conditions, MLINC is generally obligated to commence the exchange offer for the Split-Off in the first customary trading window established by MLINC following the announcement of its earnings, subject to certain rights to delay commencement and certain blackout rights set forth in the Agreement.
Conditions to Completing the Recapitalization and Split-Off
     The completion of the Recapitalization and the Split-Off are cross-conditioned on each other, so neither the Recapitalization nor the Split-Off will occur unless both occur. The completion of the Recapitalization and Split-Off are subject to the satisfaction or waiver of the conditions set forth in the Agreement, including: (1) continued satisfaction of the conditions to commencing the exchange offer for the Split-Off, (2) approval of the Recapitalization and certain related RGA governance proposals by the RGA shareholders (including by holders of a majority of the Shares not held by the Filing Parties or their subsidiaries), (3) the tender of a sufficient number of MLINC common stock into the exchange offer for the Split-Off to satisfy the minimum tender condition established by MLINC, and (4) delivery of certain legal opinions and tax opinions from counsel to the parties to the Agreement.
Additional Divestiture Transactions
     To the extent that MLINC holds any RGA class B common stock after the Split-Off, MLINC has agreed with RGA to dispose of such RGA class B common stock in one or more Debt Exchanges and/or Subsequent Split-Offs. The shares of RGA class B common stock distributed by MLINC pursuant to the Split-Off, any Debt Exchange and any Subsequent Split-Off will constitute 100% of RGA class B common stock that MLINC and its subsidiaries will receive in connection with the Recapitalization.
Covenants
     Each of MLINC and RGA has undertaken various covenants in the Agreement. In particular, RGA has undertaken various covenants in respect of its interim operations, including with respect to amendments to its organizational documents, adoption of certain plans of liquidation or dissolution, making certain changes to its line of business or effecting certain issues, sales, grants, purchases, redemptions or other acquisitions or disposals of its own securities, or granting certain options over them.
     Each of MLINC and RGA has agreed in the Agreement (subject to certain exceptions, including for responses to unsolicited alternative proposals where the board of the solicited company determines in good faith that failure to respond would be inconsistent with its fiduciary duties under applicable law to such party’s shareholders) to restrictions on its ability to solicit alternative proposals or offers (as applicable) or to provide certain information to any person in connection with such an alternative proposal or offer. In addition, MLINC has a right to submit to the RGA shareholders for approval any written alternative proposal for 100% of the equity securities or consolidated assets of RGA that MLINC has indicated in writing that it is willing to accept.
Termination
     The Agreement may be terminated prior to completion of the Recapitalization and Split-Off by either party upon, among other things, their mutual written consent, the failure of the RGA shareholders to approve the Agreement, the Recapitalization or the related RGA governance proposals or the failure of the Split-Off conditions to be satisfied. MLINC may also terminate the Agreement to execute a binding written agreement providing for certain transactions that MLINC’s board of directors determine in good faith, after consultation with MLINC’s financial and outside legal advisors, are more favorable to MLINC than the transactions contemplated by the Agreement.

* * *
     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.
     There can be no assurance that the transactions contemplated by the Agreement, including the Recapitalization and the Divestiture, will occur. If such transactions do not occur or the Agreement is terminated, one or more of the Filing Parties may at any time (depending on certain factors including market conditions, trading prices for the Shares and of the securities of MLINC, actions taken by the RGA board of directors, alternative investment opportunities and the outlook for RGA, the Filing Parties and other industry participants) acquire additional Shares or may dispose of some or all of the Shares beneficially owned by such Filing Parties, in either case in the open market, in privately negotiated transactions or otherwise.
* * *
Additional Information and Where to Find It
     In connection with MetLife’s proposed divestiture of its stake in RGA, RGA will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, and MetLife will file with the SEC a tender offer statement on Schedule TO. Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statement and any other relevant documents filed with the SEC, including the preliminary proxy statement/prospectus relating to the recapitalization that will be part of the registration statement, the preliminary prospectus relating to the split-off that will be part of the registration statement, the final proxy statement/prospectus relating to the recapitalization and the final prospectus relating to the split-off and related split-off materials, as well as any amendments and supplements to those documents, because they will contain important information about RGA, MetLife, and the proposed transactions. The final proxy statement/prospectus relating to the recapitalization and related transactions will be mailed to shareholders of RGA and the final prospectus relating to the split-off will be mailed to stockholders of MetLife. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus relating to the recapitalization and the prospectus relating to the split-off (when available) as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC’s web site (www.sec.gov). Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President—Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, either the proxy solicitation nor the offer for the outstanding shares of MetLife common stock pursuant to the split-off described in this communication has commenced. At the time that the contemplated split-off is commenced, MetLife will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Participants in the Solicitation
     RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement, the proxy statement/prospectus, the prospectus relating to the split-off and other materials to be filed with the SEC in connection with the proposed transaction.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:
     “(a) and (b). As of June 2, 2008, each of the Filing Parties beneficially owned 32,243,539 Shares, or approximately 52 percent of the outstanding Shares.”
     Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and (b) with the following:
     “The percentage amounts set forth in this Item 5 are based upon 62,281,408 Shares issued and outstanding as of April 30, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.”
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibits
99.1	Directors and Executive Officers of the Filing Parties
99.2	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)
99.3
Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MetLife, Inc. and Reinsurance Group of America, Incorporated (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.4
Joint Press Release of MetLife, Inc. and Reinsurance Group of America, Incorporated, dated June 2, 2008, announcing that MetLife will Divest its Stake in Reinsurance Group of America, Incorporated Through a Tax-Free Split-Off to MetLife Stockholders

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 2, 2008

METLIFE, INC.

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

METROPOLITAN LIFE INSURANCE COMPANY

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENAMERICA FINANCIAL, LLC

By:	Metropolitan Life Insurance Company, its Manager

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENERAL AMERICAN LIFE INSURANCE COMPANY

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer